

Mail Stop 3233

June 26, 2017

Via E-Mail
Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **New Residential Investment Corp.**
> **Form 10-K**
> **Filed February 22, 2017**
> **File No. 001-35777**

Dear Mr. Santoro:

We have reviewed your response to our May 8, 2017 comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Excess MSRs, page 84

1. Please refer to the response to comment 1. We believe that your disclosure should include a discussion of how sensitive the fair value estimates for your material assets are to the significant inputs your model uses. As such, we continue to believe a sensitivity analysis for your excess servicing rights is meaningful and should remain disclosed. Additionally, please consider disaggregating your excess mortgage servicing right sensitivity analysis by type of excess MSR as disclosed in the footnotes to your financial statements (e.g. agency and non-agency) to the extent the inputs into your fair value

calculation are materially different. Finally, we also believe that, should mortgage servicing rights become material in relationship to your balance sheet, a sensitivity analysis similar to the one presented for excess servicing rights should be presented.

Core Earnings, page 110

2. We have considered your response to our prior comment 4. Please address the following with respect to your measure of core earnings:

- Please elaborate on your accounting for called securitizations, including but not limited to your purchase of bonds at a discount to par and the redemption of those bonds during the call process. In your response, please provide us with a detailed explanation of each step of the call process, including a sample of the journal entries made to record the transaction. Please cite any relevant accounting literature in your response.

- Please clarify for us why your measure includes an adjustment to adjust consumer loans to a level yield. Your response should include an explanation of the purpose of this measure and why management believes it results in a non-GAAP measure that is useful to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

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Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities